Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34

CORPORACIÓN MAPFRE

06017624

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL

Madrid, 4 October 2006

RECEIVED
2006 OCT 16 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

dw 10/25

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

MAPFRE: On the Road for Growth

Merrill Lynch Banking & Insurance

CEO Conference 2006

DOMINGO SUGRANYES
EXECUTIVE VICE CHAIRMAN
CORPORACIÓN MAPFRE

London, 3rd October 2006



MAPFRE

Today's agenda

MAPFRE and its new Corporate Structure

MAPFRE AUTOMÓVILES: profile and outlook

AMÉRICA OPERATING UNIT: profile and outlook

MAPFRE has experienced remarkable growth over the last 5 years…

2000 +	2006
– Strategic alliance with CAJA MADRID, Spain's 4th largest financial institution	– Spain's leading insurance group, with market shares of 17.8% (Non-Life) and 9.5% (Life)
– Position strengthened in key sectors through several niche acquisitions (FINISTERRE, MUSINI, QUAVITAE)	– Strongest brand name and widest distribution network of any Spanish insurer
– Significant performance improvement in Latin America	– 2nd largest Non-Life insurer in Latin America, present in 12 countries
– Sustained profitability of the Reinsurance operations	– Solid financial strength ratings: 'A+/positive outlook' by AM Best and 'AA/stable outlook' by Standard & Poor's
– New expansion areas (Assistance world-wide; health insurance, services for the elderly)	
– Wide-ranging restructuring of the distribution network	

30th May 06
Announcement of the Corporate Reorganisation

+ 3.3 p.p. increase in market share
22.1% CAGR in net profit

...and is now adopting a new corporate structure

- All of the Group's activities and entities will be integrated under the listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE S.A.;
- FUNDACIÓN MAPFRE will hold the majority control of MAPFRE S.A.


Current Corporate Structure
Motor and other non-motor subsidiaries
MUTUALIDAD
FUNDACIÓN MAPFRE
CORPORACIÓN MAPFRE
Units and subsidiaries


New Corporate Structure
FUNDACIÓN MAPFRE
MAPFRE, S.A.
MAPFRE AUTOMÓVILES
Other Non-motor subsidiaries
Other Units and Subsidiaries

MAPFRE submits itself entirely to the discipline and scrutiny of the market, increases considerably its market capitalisation and enhances its financial flexibility.

Proposed Corporate Reorganisation
Transaction Highlights

The process will finalise in Q1 2007 with a capital increase without pre-emption rights:

- an in-kind tranche reserved for FUNDACIÓN MAPFRE which will receive 960,577,530 new shares (after the 5 x 1 split) in exchange for the businesses previously held by MAPFRE MUTUALIDAD
- a cash tranche reserved for MAPFRE MUTUALIDAD, which will subscribe for 120,243,103 new shares (after the 5 x 1 split) that will be delivered to mutual members

Members will receive their stake in the Mutual Equity Fund:

- €383.7 million, in cash or in newly issued shares, to be distributed among 5,227,961 members. Each member will receive either 23 shares (after the 5x1 split) or €73.4 in cash. A vast majority is likely to opt for shares

ROE and EPS are expected to increase, reflecting:

- the high return on premiums and required capital of MAPFRE AUTOMÓVILES (expected to earn a net profit of €275 million in 2007)
- the growth in the attributable profit of the remaining contributed companies, which will make up over 10% of the added profits in 2007

Completion is expected in early 2007 (1)

1) Taking as a reference the usual terms needed to obtain the required regulatory approvals

New Corporate Structure and expected Ownership


Previous Mutual Members
FUNDACIÓN MAPFRE
Public shareholders
≤ 5%
≥ 71%
23%
MAPFRE, S.A.
51%
MAPFRE-CAJA MADRID HOLDING
– Homeowners & Burial
– Commercial
– Health
– Life, Savings and Pensions
– Motor (100%)
– Agricultural and livestock (100%)
– Financing services (49%)
– Direct insurance in LatAm (87%)
– Reinsurance (88%)
– Assistance (100%)
– Life assurance in LatAm (87,6%)
– Direct insurance in Portugal (100%)
– Other ancillary businesses
EXISTING
CONTRIBUTED
EXISTING
CONTRIBUTED
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

Premiums breakdown[1]

CORPORACIÓN MAPFRE


Life (Intl.) 1%
Motor (Spain) 2%
Other Non-Life (Spain) 33%
Life (Spain) 27%
Reinsurance (Life) 1%
Reinsurance (Non-Life) 10%
Motor (Intl.) 10%
Other Non-Life (Intl.) 16%

MAPFRE, S.A.


Life (Intl.) 3%
Motor (Spain) 24%
Other Non-Life (Spain) 25%
Life (Spain) 20%
Reinsurance (Life) 1%
Reinsurance (Non-Life) 7%
Motor (Intl.) 8%
Other Non-Life (Intl.) 12%

Greater diversification through the contribution of low risk businesses

1) Contribution to consolidated premiums. 2005 figures

MAPFRE

MAPFRE has delivered consistent growth…

Premiums



MAPFRE, S.A. (pro forma)
5,797
5,632
7,742
7,589
8,912
10,088
4,202
5,789
5,647
5,315
6,414
7,260
1,843
2,095
2,274
2,498
2,828
2000
2001
2002
2003
2004
2005
SPANISH GAAP
IFRS
■ CORPORACIÓN MAPFRE
□ Contributed businesses

Profit before tax



MAPFRE, S.A. (pro forma)
244
316
440
606
847
921
200
212
259
321
480
548
181
286
367
2000
2001
2002
2003
2004
2005
SPANISH GAAP
IFRS
■ CORPORACIÓN MAPFRE
□ Contributed businesses

Figures in million euros

Nº 2006-27

… and consistently improving technical results

CORPORACIÓN MAPFRE


104.2
102.2
101.3
96.5
+0.8%
94.1
+3.4%
94.2
2000
2001
2002
2003
2004
2005
CORPORACIÓN MAPFRE
CAT Losses

MAPFRE, S.A. (pro forma)


100.0
98.3
96.2
92.6
+0.6%
91.4
+3.1%
92.5
2000
2001
2002
2003
2004
2005
MAPFRE, S.A.
CAT Losses

Distribution is the backbone of growth

The MAPFRE NETWORK in Spain

- 2,861 MAPFRE branches, 1,902 CAJA MADRID branches
- Extensive complementary networks
- Outstanding customer focus and quality of service
- Strong agents' loyalty
- Control over costs: distribution and operating costs ratio consistently below market benchmark
- Exceptionally low customer rotation: (only 10% of customers do not renew their policies vs. 18% for the market)
- Wide-ranging restructuring implemented in 2005 to improve efficiency and boost cross selling

A client-oriented distribution model

Network expansion in LatAm

- Stronger control of distribution
- Greater proximity, a better service
- Larger weight of retail customers
- Higher customer and sales force loyalty
- Cost reduction and a greater control over expenses
- Enhanced results stability


LatAm branches
2,000
1,283
1,410
373
2000
2005
Jun-06
Target 2008

Focus on developing a tied distribution network

MAPFRE

MAPFRE has continuously improved its profitability over the recent years

Operating ratio (1)



+4 p.p.
5.3%
9.3%
2000 (Spanish GAAP)
2005 (IFRS)

1) Gross profit/net premiums earned

ROE



+4.2 p.p.
8.2%
12.4%
2000 (Spanish GAAP)
2005 (IFRS)

Going forward MAPFRE is focusing on…

- Further improving combined ratios in foreign operations
- Adopting an internal capital model and introducing RORAC for performance measurement
- Whenever value-creating acquisition opportunities arise, using more debt in the total funding mix, within prudent limits

Dividends

- Over the last five years:
  - Dividends have grown at a CAGR of 12% in absolute terms
  - The payout has been in the region of 30% (although no reference level was set)
- Going forward, dividend payments are expected to remain broadly in line with profit growth
- As organic and external investments are expected to continue, special dividends or share buybacks are unlikely over the foreseeable future

Growth platform for the next years

- Organic growth is our primary target:
  - Maintain above-market average growth rates
  - Re-focus and expand distribution networks in Spain and Latin America
- The new Corporate Structure provides a greater financial strength and enhances business stability
- On this basis, MAPFRE foresees that in the long term it has the potential to:
  - Become one of the five largest Non-Life insurers in Europe
  - Achieve a leading position in Non-Life in Latin America and accelerate its expansion into the US and the Far East
  - Rank among the leading European reinsurers and aim for global leadership in Assistance

The whole Group will focus on increasing shareholder value creation

Today's agenda

MAPFRE and its new Corporate Structure

MAPFRE AUTOMÓVILES: profile and outlook

AMÉRICA OPERATING UNIT: profile and outlook

MAPFRE

A profile of MAPFRE AUTOMÓVILES

Growing consistently faster than the Spanish market


MAPFRE's market share (1)(2)
15.4%
9.6%
11.3%
11.7%
20.0%
9.2%
5.0%
20.1%
7.5%
8.6%
21.0%
8.2%
2.5%
3.4%
2001
2002
2003
2004
2005
Growth rate figures:
SECTOR (Excluding MAPFRE)
MAPFRE
GDP(3)

1) Source: DGSFP, ICEA.
2) Includes Motor premiums in Spain for MAPFRE MUTUALIDAD, MAPFRE AGROPECUARIA, MARES (until 2003) and MAPFRE GUANARTEME
3) Source: INE

MAPFRE

A profile of MAPFRE AUTOMÓVILES

21% of Spanish market in 2005[1]


AGRO-
PECUARIA
0.2%
GUANARTEME
1.2%
MUTUALIDAD
19.6%
21.0
10.5
8.9
8.1
5.8
4.8
4.5
4.5
3.8
3.6
MAPFRE
Allianz
Mutua Madrileña
AXA
ZURICH
Línea Directa
Winterthur
Generali
Catalana Occidente
Pelayo

1) Ranking by insurance groups based on total Motor GWP. 2005 figures. Source: ICEA

MAPFRE

A profile of MAPFRE AUTOMÓVILES

Consistent underwriting discipline and outperformance



Regulatory increase in the daily disability benefit
100%
94.7%
92.6%
96.3%
101.0%
103.9%
100.3%
94.2%
91.5%
90.3%
88.9%
90.5%
AVERAGE
MAPFRE 94.9%
MARKET 102.3%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1) Source: DGSFP. 1995 – 1997: Figures for MAPFRE MUTUALIDAD; 1998 – 2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA

A profile of MAPFRE AUTOMÓVILES

Expense ratio 4.5 p.p. below market average


19.9
13.8
18.5
14.3
18.2
15.1
18.0
15.5
18.3
13.8
2001
2002
2003
2004
2005
Total sector (excluding MAPFRE)
MAPFRE

1) As a % of net premiums earned. Source: DGSFP, ICEA
2) 2001: figures for MAPFRE MUTUALIDAD and MARES; 2002-2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA. Figures under Spanish GAAP.

A profile of MAPFRE AUTOMÓVILES

Market leading underwriting and claims handling


Average cost of claims - bodily injury
6,305
6,005
5,921
5,912
5,502
5,611
2003
2004
2005
Spanish market
MAPFRE


Average cost of claims – property damage
788
823
859
692
728
770
2003
2004
2005
Spanish market
MAPFRE

Euros

Source: UNESPA; MAPFRE

A profile of MAPFRE AUTOMÓVILES

Recurring positive run-off

	2000	2001	2002	2003	2004	2005
Year end	100.0	100.0	100.0	100.0	100.0	100.0
One year later	101.9	99.0	96.3	95.7	97.5	
Two years later	101.9	97.4	95.6	94.7		
Three years later	101.0	96.8	95.5			
Four years later	101.0	96.5				
Five years later	100.7					

A profile of MAPFRE AUTOMÓVILES: Best practices underpin our competitive advantages

MAPFRE

Client service
- Excellent quality of service
- The MAPFRE Network
- Linea MAPFRE AUTOS (>8 million calls handled in 2005, 8,000 policies sold)
- Online quotes

Technical fundamentals
- Market's widest database -unparalleled ability to calculate and personalise tariffs
- High degree of specialisation and internalisation of claims management
- 100% of appraisals by own staff
- 50% of appraisals done at MAPFRE's drive – in centres



CLIENT SERVICE
1
TECHNICAL FUNDAMENTALS
2
COST CONTROL
3
SALES POLICY
4
IT
5
PRODUCT
6

Cost control
- Rigorous budgets
- Accurate allocation of all expenses
- Expense ratio 4.5 p.p. below the market
- Scale economies

Product
- Wide product range
- Differentiation
- Segmentation
- Innovation

IT
- Simple
- Decentralised
- Cutting-edge

Sales policy
- Discipline
- Consistent with management policies
- Transparent for clients

A profile of MAPFRE AUTOMÓVILES:
Best practices underpin our competitive advantages

CESVIMAP

- Research and training centre on repair methods for vehicles damaged in car accidents
- $14{,}100m^2$ of facilities in Avila, with a crash test centre
- Collaboration with car makers
- Centres in Latin America and France
- Develops car repairs know how and makes it available to MAPFRE

- Deeper knowledge of underwritten risks
- Complexity and cost of repairs reflected in tariffs
- Accurate damage adjustment times, checked against AUDATEX[1] (repairs) or internal (paint) guidelines
- Stricter control of the structure of vehicle damage claims costs
- Better service

1) Leading global provider of technology for claims handling and adjustment services

A profile of MAPFRE AUTOMÓVILES

Key figures (pro forma)

	2005	2004	% 05/04
Gross written and accepted premiums	**2,291.1**	2,156.4	6.2%
Net premiums earned	**2,197.9**	2,088.6	5.2%
Underwriting result	**221.3**	262.0	-15.5%
Net financial income	**146.5**	81.0	80.9%
Other business activities	**16.1**	37.2	-56.7%
Gross result [1]	**383.9**	380.2	1.0%
Net result	**258.7**	255.9	1.1%
Fixed assets	**285.8**	255.3	11.9%
Investments and cash	**2,529.6**	2,058.7	22.9%
Technical reserves	**2,266.8**	2,064.1	9.8%
Non-life loss ratio[2]	**76.7%**	73.4%	
Non-life expense ratio[2]	**13.8%**	15.5%	
Non-life combined ratio[2]	**90.5%**	88.9%	

1) Result before taxes and minority interests
2) Ratios as a % of net premiums earned

A profile of MAPFRE AUTOMÓVILES

Strategy & Outlook

- Boost the development in large urban areas through:
  - The opening of 50 new RED MAPFRE branches in Madrid and another 45 in Catalonia to 2008
  - The launch of new products, designed specifically for urban customers
  - Greater personalisation of tariffs
- Maintain the already excellent technical result based on:
  - The further adjustment of tariffs to the risk profile of its customers
  - The application of tariff increases no lower than inflation
  - The positive impact on claims frequency of the introduction of points system for driving licences
- Provide a comprehensive offer of complementary services to insurance
- Building on the distinctive competitive advantages represented by the market's strongest brand awareness and widest distribution network, compete on an even footing with direct writers by offering the best on-line services, highly personalised tariffs and immediate response times

Today's agenda

MAPFRE and its new Corporate Structure

MAPFRE AUTOMÓVILES: profile and outlook

AMÉRICA OPERATING UNIT: profile and outlook

A profile of the AMÉRICA OPERATING UNIT
Latin American markets at a glance

Overall premium volume in Latin America reached USD 65 bn in 2005


Latin America
1.9%
Asia
22.2%
EU (25)
35.0%
Rest of Europe
2.6%
North America
35.5%
Africa
1.2%
Oceania
1.7%

7 countries concentrate the business with Brazil and Mexico accounting for 56% of premiums


Colombia
4%
Other
11%
Venezuela
5%
Brazil
36%
Chile
7%
Argentina
7%
Puerto Rico
10%
Mexico
20%

1) Source: own calculations using SIGMA and Fundación MAPFRE Estudios data. Figures as at December 2005

MAPFRE

A profile of the AMÉRICA OPERATING UNIT
Latin American markets at a glance



Premiums per capita (USD)
1.600
1.300
300
275
250
225
200
175
150
125
100
75
50
25
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
20.000
27.000
GDP per capita (USD)
Average GDP per capita (1) USD 4,874
Average Premiums per capita (1) USD 116
Puerto Rico
Spain
Premiums per capita: USD 1,456
GDP per capita: USD 27,149
Chile
Brazil
Venezuela
Mexico
Argentina
Uruguay
Dominican Republic
Colombia
El Salvador
Peru

(1) Puerto Rico and Spain are not included in the average GDP and Premiums per capita figures
Source: Own calculations using SIGMA and Fundación MAPFRE Estudios data

A profile of the AMÉRICA OPERATING UNIT
Latin American markets at a glance

Insurance penetration (premiums as a % of GDP)


2.59%
2.38%
2.09%
2,360
1.56%
1,917
1,628
688
1990
1995
2000
2005
GDP (USD Billion)
Total penetration

Source: Own calculations, based on figures from Argentina, Brazil, Chile, Colombia, El Salvador, Mexico, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela

A profile of the AMÉRICA OPERATING UNIT

Description and geographical presence

- MAPFRE first established a presence in Latin America in 1983
- At present it operates in 12 countries through:
  - MAPFRE AMÉRICA, the holding company for the Non-Life insurance subsidiaries;
  - MAPFRE AMÉRICA VIDA, the holding company for the Life assurance subsidiaries.
- MAPFRE AMÉRICA and MAPRE AMÉRICA VIDA share the same Board, management team, premises and distribution networks in order to strengthen the brand, maximise effectiveness and minimise costs.


MEXICO
DOMINICAN REPUBLIC
PUERTO RICO
EL SALVADOR
VENEZUELA
COLOMBIA
PERU
BRAZIL
PARAGUAY
CHILE
URUGUAY
ARGENTINA

MAPFRE

A profile of the AMÉRICA OPERATING UNIT

Over the last five years MAPFRE has consistently increased its market share...



Non-Life market shares
3.9%
4.2%
4.5%
5.2%
5.4%
5.7%
1999
2000
2001
2002
2003
2004

1) Non-Life market shares corresponding to the countries in which MAPFRE operates. Source: Fundación MAPFRE Estudios

A profile of the AMÉRICA OPERATING UNIT

… becoming the #2 in Non-Life and the #6 overall



Non-Life
ALLIANZ 2.7%
Porto Seguros 2.8%
ZURICH 2.8%
SUL AMERICA 3.2%
LIBERTY Mutual 3.3%
BRADESCO 3.8%
AIG 5.1%
Grupo Nacional Provincial 5.5%
MAPFRE 5.7%
ING (1) 7.3%



Total Life & Non-Life
SUL AMERICA 2.1%
ZURICH 2.1%
TRIPLE-S 2.9%
ITAÚ 3.4%
MAPFRE 3.9%
AIG 4.3%
Grupo Nacional Provincial 4.3%
METLIFE 4.5%
ING (1) 5.5%
BRADESCO 6.4%

1) Latin American figures published in ING's *2004 annual* report, do not include premiums for €778 million corresponding to its 49% shareholding in Sul América
2) Source: Fundación MAPFRE Estudios; the figures correspond to the countries in which MAPFRE operates in direct insurance



MAPFRE

A profile of the AMÉRICA OPERATING UNIT

Premiums Breakdown



COLOMBIA 4.5%
PERU 2.7%
EL SALVADOR 1.5%
Other countries 1.0%
CHILE 7.4%
ARGENTINA 10.4%
BRAZIL 33.5%
MEXICO 12.9%
PUERTO RICO 13.1%
VENEZUELA 13.1%

Results Breakdown (1)

	2000	2005	CAGR
BRAZIL	2.8	17.7	45.1%
VENEZUELA	13.0	29.3	17.6%
PUERTO RICO	12.8	24.8	14.2%
MEXICO	6.6	11.7	12.3%
ARGENTINA	1.4	7.5	40.6%
Other countries	-15.5	4.1	n.a.

1) Result before taxes and minority interests

A profile of the AMÉRICA OPERATING UNIT

Key figures

	2005	2004	% 05/04
Gross written and accepted premiums	**1,945.3**	1,480.1	31.4%
Gross result [1]	**96.5**	66.5	45.1%
Net result	**110.3**	51.2	115.4%
Equity	**866.6**	588.5	47.3%
Non-life loss ratio[2]	**68.2%**	67.1%	
Non-life expense ratio[2]	**34.8%**	34.1%	
Non-life combined ratio[2]	**103.0%**	101.2%	
ROE	**15.2%**	8.9%	

1) Result before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE

A profile of the AMÉRICA OPERATING UNIT: Strategy and Outlook

Distribution

- To continue with the expansion of the tied distribution network and the development of complementary distribution channels (agreements with banks, retail chains, etc.)

Boost personal lines

- To boost personal lines to gain greater control over marketing, raise customer loyalty and achieve growing and more stable results

Grow...

- Focus on organic growth, on the back of the potential of these countries and of our scope for improvement
- Interest in acquisitions, particularly in countries with greater growth potential such as Mexico and Brazil

...profitably

- To significantly improve profitability, progressively approaching the levels achieved in Spain

MAPFRE

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Alberto Fernández Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.